FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2005
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No                           X
If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed quarter results ended June 2005, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration statement on Form S-8 of the Registrant filed December 23, 1999 and December 15 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statement on Form S-8 of the Registrant
filed December 15, 2004 in connection with The Sappi Limited 2004 Performance Share Incentive Plan, and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa;
any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products;
any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form
20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi
1st  2nd
3rd
4th
conformed quarter results and nine months
ended June 2005
Form S-8 Version

Sappi is the world’s leading
producer of coated fine paper
*
for the nine months ended June 2005
** as at 30 June 2005
† Rest of World
Sales by product group *
Sales: where the product
is sold *
Sales: where the product
is manufactured *
Geographic ownership **
■
Coated fine paper
■
Uncoated fine paper
■
Coated specialities
■
Commodity paper
■
Pulp
■
Other
63%
4%
9%
9%
13%
2%
■
North America
■
Europe
■
Southern Africa
■
Asia and other
29%
42%
15%
14%
■
North America
■
Europe
■
Southern Africa
29%
45%
26%
■
South Africa
■
North America
■
Europe and ROW †
43%
45%
12%

●
Headline loss 4 US cents per share; Net loss 77 US cents
per share
●
Restructuring charge of US$180 million in USA
●
Price increases disappointing
●
Weak demand in USA
●
Major maintenance shut costs US$19 million in quarter
Quarter ended Nine months ended
June
March June
June
June
2005
2005 2004
2005
2004
Sales (US$ million)
1,144
1,230 1,188
3,630
3,493
Operating (loss) profit (US$ million) **
(193)
47 60
(142)
116
Operating (loss) profit to sales (%)
(16.9)
3.8 5.1
(3.9)
3.3
EBITDA * (US$ million) **
(76)
172 175
225
462
EPS (US cents)
(77)
10 18
(80)
17
Headline EPS (US cents) *
(4)
12 18
14
17
*    Refer to notes 1 and 2 of the Supplemental Information for the reconciliation of these numbers and definitions of these terms.
** Includes pre-tax charge of US$180 million in respect of Muskegon Mill impairment.
financial highlights
summary

Demand for most of our products is driven at the macro level by GDP growth, corporate profitability and advertising spend; indicators for all these factors continue to be positive.
Our margins, however, remain unsatisfactory and worsened this quarter due to the combination of raw material cost pressure, difficulty in achieving price increases in Europe and associated production downtime, and a sharp drop in US apparent consumption which we think is linked to customer inventory reduction.
In North America apparent consumption of coated fine paper for the quarter dropped 11%
compared to the unusual surge a year earlier. For our fiscal year to date North American apparent consumption was at the same level as last year. We believe that underlying demand in the market remains firm supported by continuing growth in advertising pages. In Europe apparent consumption was up 2% on a year earlier. Competition remained strong and we achieved only part of the price increases announced in Europe and North America.
We lost sales in Europe in the early part of the quarter as a result of our price increases but order books filled later in the quarter. We curtailed production from normal levels and operated at around 75% of paper capacity in both Europe and North America during the quarter to match production to customer requirements but this was insufficient to adjust our US inventories.
Our Southern African businesses had some relief from a slightly weaker Rand/US Dollar exchange rate in the quarter but currencies remain volatile. The businesses continued to drive costs down and achieved reasonable results in the circumstances.
As part of our ongoing plan to achieve acceptable returns in our North American business we have decided to restructure our Muskegon mill to eliminate high cost capacity and position the mill as a high quality, low cost mill. We will close PM4, which has a capacity of 105,000 tons of coated fine paper and close and mothball the pulp mill. We will also restructure our
North American regional overhead to help offset increasing Sales, General and Administration
(SG&A) costs. The combined effect will be a reduction of approximately 14% of our
North American headcount.
Our 3rd quarter results reflect an asset impairment charge of US$180 million in respect of all of the Muskegon assets and our 4th quarter results are expected to reflect a restructuring charge of approximately US$31 million mainly in respect of the manpower reduction.
The closure and restructuring is expected to commence within 60 days. In a full year the
Muskegon restructuring and repositioning and SG&A restructuring are expected to result in a pre-tax benefit of approximately US$50 million compared to the current year.
Sales for the quarter were US$1.144 billion, 3.7% lower than a year earlier mainly as a result of lower sales volumes. There was no relief from cost pressure in the quarter. The price impact of higher wood, energy and chemical costs reduced our operating results by US$32 million compared to last year and compared to last quarter the impact was US$6 million.
comment
sappi limited – third quarter page 2

Maintenance shuts at our mills cost US$19 million in the quarter compared to US$2 million in the prior quarter and US$10 million a year earlier. There are only minor maintenance shuts scheduled in the final quarter.
We recorded an operating loss of US$193 million after the pre-tax charge of US$180 million in respect of asset write-off at Muskegon Mill.
For a period during the quarter we could not, for technical reasons, apply hedge accounting in respect of our interest rate swaps. This accounting mismatch resulted in a gain of US$12 million reflected in the fair value of financial instruments.
The headline loss for the quarter was 4 US cents and the net loss per share was 77 US cents.
The primary difference between headline and net loss was the Muskegon impairment.
cash flow
Cash generated by operations was significantly lower at US$90 million during the quarter compared to US$154 million a year earlier as a result of lower operating profit. The net reduction of working capital of US$66 million in the quarter, mainly a result of lower debtors, resulted in cash retained from operating activities of US$125 million, similar to a year earlier and significantly better than the US$53 million utilization last quarter. We expect substantial reductions in inventory next quarter.
operating review for the quarter
Sappi Fine Paper
Quarter
Quarter Quarter
ended
ended ended
June 2005
June 2004 % March 2005
US$ million
US$ million change US$ million
Sales
905
957 (5.4) 982
Operating (loss) profit *
(213)
4 – 18
Operating (loss) profit to sales (%)
(23.5)
0.4 – 1.8
* Includes pre-tax charge of US$180 million in respect of Muskegon Mill asset impairment.
sappi limited – third quarter page 3

sappi limited – third quarter page 4
Our decision to increase prices cost us sales during the quarter and had limited success in our major markets, which remained highly competitive despite rising costs. However, order flow returned to normal in Europe and South Africa in the latter part of the quarter but remained sluggish in the USA.
Input costs in our fine paper business continued to grow faster than our ability to eliminate costs or improve price realisation.
Europe and North America reported operating losses in the quarter.
Despite the apparent consumption decline in North America we believe that underlying demand was firm and that advertising continues to show healthy growth.
Europe
Quarter
Quarter Quarter
ended
ended % % ended
June 2005
June 2004 change change March 2005
US$ million
US$ million (US$) (Euro) US$ million
Sales
498
512 (2.7) (7.5) 571
Operating (loss) profit
(13)
18 – – 21
Operating (loss) profit
to sales (%)
(2.6)
3.5 – – 3.7
Largely as a consequence of implementing a price increase from April 2005 our sales volumes were 63,000 tons lower than the prior quarter. We only succeeded in raising average prices approximately 1% and net sales in Euro terms declined approximately 43 million Euros (9.9%)
compared to the prior quarter. Neither the lockout in the Finnish pulp and paper industry which lasted seven weeks nor the further escalation in energy and chemical input costs slowed the drive for market share by our European competitors. We held our price increases until late in the quarter and suffered a severe loss of volume. We have acted to regain our lost positions and will recover our market share.
operating review for the quarter (continued)

More positively, industry order books are the highest since 2001, our web order books have improved and we are heading towards a period of seasonally higher demand.
Input costs were at a similar level to the prior quarter but increased US$11 million compared to year earlier as a result of price increases for chemicals and energy.
North America
Quarter
Quarter Quarter
ended
ended ended
June 2005
* June 2004 % March 2005
US$ million
US$ million change US$ million
Sales
338
363 (6.9) 339
Operating loss
(200)
(17) – (2)
Operating loss to sales (%)
(59.2)
(4.7) – (0.6)
* Includes pre-tax charge of US$180 million in respect of Muskegon Mill asset impairment.
Apparent consumption was unexpectedly weak in the quarter, which is anyway typically seasonally weak; however it appears that underlying demand remained firm – a view supported by the approximately 2% increase in advertising pages. This would imply that merchant and end-use inventories declined significantly during the quarter.
Although our sales volume declined 15% in the quarter compared to a year earlier, more than the decline in apparent consumption, we have started rebuilding our market shares which improved compared to the prior quarter.
Average prices realised by the region increased approximately 2% compared to the prior quarter as a result of increased prices and product and customer mix.
The impact on input costs of price increases for wood, energy and chemicals was approximately US$17 million for the quarter compared to a year earlier and US$3 million compared to the prior quarter.
As a result of weak apparent consumption we did not achieve our inventory reduction targets despite production curtailment and will therefore take significant production curtailment in the next quarter.
Our repositioning of Muskegon mill will allow us to compete more effectively in the areas of the sheet market that are showing higher growth.
sappi limited – third quarter page 5

Fine Paper South Africa
Quarter
Quarter Quarter
ended
ended % % ended
June 2005
June 2004 change change March 2005
US$ million
US$ million (US$) (Rands) US$ million
Sales
69
82 (15.9) (18.7) 72
Operating profit
0
3 – – (1)
Operating profit to sales (%)
0
3.7 – – (1.4)
Demand in our local markets was firm.
Operations performed well and with the slight weakening of the Rand relative to the US Dollar we expect to increase our exports in the next quarter.
Sales volumes were similar to the prior quarter but down significantly compared to a year earlier largely as a result of importers taking advantage of the strong Rand and lower exports. Average prices realised improved slightly in local currency compared to a year earlier and the prior quarter, resulting in a small improvement of operating profit to break even.
Forest Products
Quarter
Quarter Quarter
ended
ended % % ended
June 2005
June 2004 change change March 2005
US$ million
US$ million (US$) (Rands) US$ million
Sales
239
231 3.5 0 248
Operating profit
21
62 (66.1) (67.3) 30
Operating profit to sales (%)
8.8
26.8 – – 12.1
Demand for our chemical cellulose (dissolving pulp), and local demand for newsprint and kraft linerboard was strong in the quarter. Softwood pulp prices declined US$45 per ton from the start to the end of the quarter while hardwood pulp prices increased, almost eliminating the price gap between the two grades.
sappi limited – third quarter page 6
operating review for the quarter (continued)

Management’s cost initiatives continued to deliver savings and to partly offset high input costs.
The generally strong level of the Rand relative to the US Dollar continued to depress pricing.
Although currencies remain volatile the recent slightly weaker levels of the Rand are likely to give some relief. At quarter end the exchange rate of R6.70 was 5% weaker than the quarter average.
Forest Products’ operating income was US$21 million in the quarter compared to US$62 million last year. Approximately US$27 million of the difference is a result of lower plantation fair value adjustments net of silvicultural costs and fellings.
Outlook
We expect demand in the final quarter to be seasonally stronger than our third quarter, particularly in North America, but do not expect significant market price increases during the quarter as a result of continuing strong industry competition for market share.
Our actions to close high cost capacity at Muskegon mill, reduce overhead costs and return our inventory to target levels will help to improve our North American business in the medium term but will contribute to disappointing results in the next quarter.
We will take further curtailment next quarter to reduce inventory in North America. This will impact the operating result but will help reduce working capital and generate cash flow. The inventory reduction is expected to result in an under-recovery of manufacturing overheads of approximately US$30 million next quarter.
We continue to focus on the reduction of costs throughout our businesses.
The Rand/US Dollar exchange rate remains strong, which continues to depress margins in our
Southern African businesses but it is currently 5% weaker than this quarter’s average which will boost margins on exports and over time will help boost margins on local sales.
For the group as a whole, we expect trading conditions to improve in the final quarter, which typically is our strongest quarter. Our inventory reduction action together with high input costs will, however, make it difficult to achieve positive earnings at the operating income level, before taking into account the additional Muskegon restructuring charges.
On behalf of the Board
J C A Leslie D G Wilson
Director Director 28 July 2005
sappi limited
(Registration number 1936/008963/06)
NYSE Code: SPP
JSE Code: SAP
ISIN Code: ZAE000006284
sappi limited – third quarter page 7

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
forward-looking statements
sappi limited – third quarter page 8

conformed financial results
for the third quarter and nine months ended June 2005
sappi limited – third quarter page 9
Form S-8 Version

Reviewed
Reviewed
Reviewed
Reviewed
Nine
Nine
Quarter
Quarter
months
months
ended
ended
ended
ended
June
June
June
June
2005
2004
2005
2004
US$ million
US$ million % change
US$ million
US$ million % change
Sales
1,144
1,188 (3.7)
3,630
3,493 3.9
Cost of sales
1,071
1,037
3,268
3,062
Gross profit
73
151 (51.7)
362
431 (16.0)
Selling, general and
administrative expenses
85
91
275
315
(12)
60
87
116
Other expenses
181
–
229
–
Operating (loss) profit
(193)
60 –
(142)
116 –
Net finance costs
8
30
60
84
Net paid
28
26
83
78
Capitalised
–
(1)
(1)
(2)
Net foreign exchange gains
(3)
1
(6)
(5)
Change in fair value of financial
instruments
(17)
4
(16)
13
(Loss) profit before tax
(201)
30 –
(202)
32 –
Taxation – current
3
9
23
33
– deferred
(30)
(19)
(45)
(40)
Net (loss) profit
(174)
40 –
(180)
39 –
(Loss) earnings per share
(US cents)
(77)
18
(80)
17
Weighted average number of
shares in issue (millions)
225.7
226.3
225.8
226.3
Diluted (loss) earnings per share
(US cents)
(77)
17
(79)
17
Weighted average number of
shares on fully diluted basis
(millions)
226.6
228.3
226.8
228.3
group income statement
sappi limited – third quarter page 10

Reviewed
Reviewed
June 2005
Sept 2004
US$ million
US$ million
ASSETS
Non-current assets
4,246
4,564
Property, plant and equipment
3,298
3,670
Plantations
547
548
Deferred taxation
76
84
Other non-current assets
325
262
Current assets
1,341
1,580
Cash and cash equivalents
185
484
Trade and other receivables
297
331
Inventories
859
765
Total assets
5,587
6,144
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,867
2,157
Non-current liabilities
2,302
2,463
Interest-bearing borrowings
1,583
1,693
Deferred taxation
410
453
Other non-current liabilities
309
317
Current liabilities
1,418
1,524
Interest-bearing borrowings
401
364
Bank overdraft
24
11
Taxation payable
102
137
Other current liabilities
891
1,012
Total equity and liabilities
5,587
6,144
Number of shares in issue at balance sheet date (millions)
225.8
226.5
group balance sheet
sappi limited – third quarter page 11

Reviewed
Reviewed
Reviewed
Reviewed
Nine
Nine
Quarter
Quarter
months
months
ended
ended
ended
ended
June
June
June
June
2005
2004
2005
2004
US$ million
US$ million
US$ million
US$ million
Operating (loss) profit
(193)
60
(142)
116
Depreciation, fellings and other
amortisation
117
115
367
346
Other non-cash items
(including impairment charges)
166
(21)
170
(18)
Cash generated by operations
90
154
395
444
Movement in working capital
66
15
(200)
(129)
Net finance costs
(30)
(29)
(88)
(81)
Taxation paid
(1)
(11)
(40)
(30)
Dividends paid
–
–
(68)
(66)
Cash retained from (utilised in)
operating activities
125
129
(1)
138
Cash effects of investing activities
(64)
(62)
(270)
(247)
61
67
(271)
(109)
Cash effects of financing activities
(119)
(13)
(39)
(112)
Net movement in cash and cash
equivalents
(58)
54
(310)
(221)
group cash flow statement
sappi limited – third quarter page 12

Reviewed
Reviewed
Nine months
Nine months
ended
ended
June 2005
June 2004
US$ million
US$ million
Balance – beginning of year as reported
2,119
1,945
Change in accounting policy – refer to note 1
38
38
Balance – beginning of year restated
2,157
1,983
Net (loss) profit
(180)
39
Foreign currency translation reserve
(39)
173
Revaluation of derivative instruments
12
3
Dividends paid – US$ 0.30 (2004: US$ 0.29) per share
(68)
(66)
Share buybacks net of transfers to participants of the
share purchase trust
(15)
(10)
Balance – end of period
1,867
2,122
group statement of changes in
shareholders’ equity
sappi limited – third quarter page 13

1.   Basis of preparation
The annual financial statements are prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). These quarterly results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements.
The same accounting policies have been followed as in the annual financial statements for
September 2004, except for the new accounting standard AC 501 – Accounting for
“Secondary Tax on Companies (STC)” – which became effective from the beginning of the current financial year. This has resulted in the recognition of a deferred tax asset for unused tax credits to the extent that they will be utilised in the future.
The adoption of the new accounting policy resulted in an increase in shareholders’ equity of
US$38 million at September 2004 (September 2003: increase of US$38 million). The effect on net profit for the year to date is a decrease of US$8 million (June 2005 quarter: nil;
March 2005 quarter: nil; December 2004 quarter: decrease of US$8 million; March 2004 and June 2004 quarters: nil). Where appropriate, comparative figures have been restated.
The preliminary results for the quarter have been reviewed in terms of South African
Auditing Standards by the group’s auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company’s registered offices.
2.   Comparative figures
Certain comparative amounts have been reclassified between deferred tax and current tax.
This had no effect on reported net income or shareholders’ equity.
notes to the group results
sappi limited – third quarter page 14

Reviewed
Reviewed
Reviewed
Reviewed
Nine
Nine
Quarter
Quarter
months
months
ended
ended
ended
ended
June
June
June
June
2005
2004
2005
2004
US$ million
US$ million
US$ million
US$ million
3.  Operating profit
Included in operating profit are the
following non-cash items:
Depreciation and amortisation
Depreciation of property, plant and
equipment
101
102
317
305
Other amortisation
–
1
1
2
101
103
318
307
Impairment of property,
plant & equipment *
181
–
223
–
Impairment of other assets *
3
–
3
–
Impairment reversal of property,
plant & equipment
(4)
–
(4)
–
281
103
540
307
Fair value adjustment (gains) on
plantations (included in cost of sales)
Changes in volume
Fellings **
16
12
49
39
Growth
(16)
(16)
(49)
(44)
–
(4)
–
(5)
Changes in fair value
(8)
(29)
(25)
(53)
(8)
(33)
(25)
(58)
The above fair value adjustment gains
have been offset by silviculture
costs
12
10
34
28
4.  Capital expenditure
Property, plant and equipment
83
57
221
224
* Impairment of assets for the nine months ended include US$180 million for Muskegon Mill and US$43 million for Usutu Mill.
** The amount charged against the income statement representing the standing value of the plantations harvested.
sappi limited – third quarter page 15

Reviewed
Reviewed
June 2005
Sept 2004
US$ million
US$ million
5.  Capital commitments
Contracted but not provided
99
76
Approved but not contracted
173
198
272
274
6.  Contingent liabilities
Guarantees and suretyships
80
68
Other contingent liabilities
11
15
notes to the group results (continued)
sappi limited – third quarter page 16

supplemental information
sappi limited – third quarter page 17
additional information
Reviewed
Reviewed
Reviewed
Reviewed
Nine
Nine
Quarter
Quarter
months
months
ended
ended
ended
ended
June
June
June
June
2005
2004
2005
2004
US$ million
US$ million
US$ million
US$ million
1. Net (loss) profit to EBITDA
(1)
reconciliation
Net (loss) profit
(174)
40
(180)
39
Net finance costs
8
30
60
84
Taxation – current
3
9
23
33
– deferred
(30)
(19)
(45)
(40)
Depreciation
101
102
317
305
Amortisation (including fellings)
16
13
50
41
EBITDA
(1) (2)
(76)
175
225
462
(1)
Earnings before interest (net finance costs), tax, depreciation and amortisation.
(2)
EBITDA for the nine months ended June 2005 reduced by US$222 million (December 2004 quarter: US$41 million;
March 2005 quarter: US$1 million) in respect of asset impairments.
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of
Non-GAAP Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit.
As a result our definition retains other income/expenses as part of EBITDA.
We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP. EBITDA is not a measure of performance under SA GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company’s operations in accordance with SA GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate
EBITDA differently, so making comparisons among companies on this basis should be done very carefully.

Reviewed
Reviewed
Reviewed
Reviewed
Nine
Nine
Quarter
Quarter
months
months
ended
ended
ended
ended
June
June
June
June
2005
2004
2005
2004
US$ million
US$ million
US$ million
US$ million
2. Calculation of Headline
(loss) earnings *
Net (loss) profit
(174)
40
(180)
39
Profit on disposal of business
and property, plant & equipment
1
–
1
–
Write-off of assets
–
–
4
–
Net impairment of property,
plant & equipment
165
–
207
–
Headline (loss) earnings
(8)
40
32
39
Headline (loss) earnings per
share (US cents) *
(4)
18
14
17
Weighted average number of
shares in issue (millions)
225.7
226.3
225.8
226.3
Diluted headline (loss) earnings
per share (US cents) *
(4)
17
14
17
Weighted average number of
shares on fully diluted basis
(millions)
226.6
228.3
226.8
228.3
* Headline (loss) earnings disclosure is required by the JSE Limited (formerly JSE Securities Exchange South Africa).
3. Exchange rates
June
March
Dec
Sept
June
2005
2005
2004
2004
2004
Exchange rates:
Period end rate: US $1 = ZAR
6.7041
6.2059
5.6480
6.4290
6.3224
Average rate for the Quarter: US $1 = ZAR
6.3738
5.9577
6.0649
6.3830
6.5953
Average rate for the YTD: US $1 = ZAR
6.1732
6.0632
6.0649
6.6824
6.7661
Period end rate: EUR 1 = US$
1.2097
1.2982
1.3456
1.2309
1.2138
Average rate for the Quarter: EUR 1 = US$
1.2678
1.3110
1.2848
1.2233
1.2051
Average rate for the YTD: EUR 1 = US$
1.2811
1.2911
1.2848
1.2152
1.2118
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.
supplemental information
sappi limited – third quarter page 18

regional information
Nine
Nine
Quarter
Quarter
months
months
ended
ended
ended
ended
June
June
†
June
June
2005
2004
2005
2004
Metric tons
Metric tons
Metric tons
Metric tons
(000’s)
(000’s)      % change
(000’s)
(000’s)     % change
Sales
Fine Paper –
North America
324
381 (15.0)
1,005
1,080 (6.9)
Europe
538
580 (7.2)
1,754
1,779 (1.4)
Southern Africa
68
85 (20.0)
215
231 (6.9)
Total
930
1,046 (11.1)
2,974
3,090 (3.8)
Forest Products –   Pulp and paper operations
374
369 1.4
1,154
1,126 2.5
Forestry operations
455
416 9.4
1,205
1,074 12.2
Total
1,759
1,831 (3.9)
5,333
5,290 0.8
Reviewed
Reviewed
Reviewed
Reviewed
Nine
Nine
Quarter
Quarter
months
months
ended
ended
ended
ended
June
June
†
June
June
2005
2004
2005
2004
US$ million
US$ million % change
US$ million
US$ milllion % change
Sales
Fine Paper –
North America
338
363 (6.9)
1,034
1,018 1.6
Europe
498
512 (2.7)
1,643
1,586 3.6
Southern Africa
69
82 (15.9)
224
225 (0.4)
Total
905
957 (5.4)
2,901
2,829 2.5
Forest Products –   Pulp and paper operations
217
212 2.4
669
616 8.6
Forestry operations
22
19 15.8
60
48 25.0
Total
1,144
1,188 (3.7)
3,630
3,493 3.9
Operating (loss) profit
Fine Paper –
North America
(200)
(17) (1,076.5)
(217)
(91) (138.5)
Europe
(13)
18 –
36
60 (40.0)
Southern Africa
–
3 (100.0)
2
11 (81.8)
Total
(213)
4 –
(179)
(20) (795.0)
Forest Products *
21
62 (66.1)
40
145 (72.4)
Corporate
(1)
(6) 83.3
(3)
(9) 66.7
Total *
(193)
60 –
(142)
116 –
* Operating profit for the nine months ended June 2005 reduced by US$222 million (December 2004 quarter:
US$41 million; March 2005 quarter: US$1 million) in respect of asset impairments and asset impairment reversals.
†
Sales and cost of sales were adjusted by US$5 million and US$3 million for the March 2005 and December 2004 quarters respectively in respect of a misclassification.
supplemental information
sappi limited – third quarter page 19

n o t e :    ( 1    A D R    =    1    s a p p i    s h a r e )
sappi ordinary shares
ADR price (NYSE TICKER: SPP)
sappi limited – third quarter page 20
1 Jan
2003
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
140
120
100
80
60
40
20
0
18
16
14
12
10
8
6
4
2
0
1 Jul
2005
22 Jul
2005
22 Jul
2005
1 Jan
2003
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005

sappi limited – third quarter page 21
notes

notes
sappi limited – third quarter page 22

this report is available on the Sappi website
www.sappi.com
Transfer Secretaries:
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depository:
Capita Registrars
Services 2004 Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

Printed on Sappi Avalon Supreme Matt 250g/m
2
and 150g/m
2
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 29, 2005
SAPPI LIMITED,
by
/s/       D. G. Wilson
Name: D. G. Wilson
Title:    Executive Director: Finance